UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FGI Industries Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G3302D103

(CUSIP Number)

January 27, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G3302D103	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Foremost Groups Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,816,250 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,816,250 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,816,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 72%(1)
12	TYPE OF REPORTING PERSON (see instructions) CO
(1) Based upon 9,500,000 ordinary shares outstanding as of January 27, 2022 as reported in the Issuer’s prospectus, dated January 24, 2022, filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2022, pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.

CUSIP NO. G3302D103	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer.

FGI Industries Ltd.

(b)	Address of Issuer’s Principal Executive Offices.

906 Murray Road

East Hanover, New Jersey 07869

Item 2.

(a)	Name of Person Filing.

Foremost Groups Ltd.

(b)	Address of Principal Business Office or, if none, Residence.

906 Murray Road

East Hanover, New Jersey 07869

(c)	Citizenship.

United States

(d)	Title of Class of Securities.

Ordinary Shares

(e)	CUSIP Number.

G3302D103

Item 3.	If this statement is filed pursuant to §240. 13d-1(b), or §240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP NO. G3302D103	13G	Page 4 of 5 Pages

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover page of this Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP NO. G3302D103	13G	Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2022

/s/ John S. Chen
(Signature)

John S. Chen, EVP, Corporate Development
(Name/Title)